    As filed with the Securities and Exchange Commission on June 28, 2000

                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                                 FORM 11-K

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                      SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1999

                                     OR

          [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                      SECURITIES EXCHANGE ACT OF 1934

                       Commission file number 33-96816


A.   Full title of the plan and the address of the plan:

                Central Garden & Pet Company Investment Growth Plan 3697 Mt. Diablo Boulevard
                Lafayette, California 94549

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                Central Garden & Pet Company
                3697 Mt. Diablo Boulevard
                Lafayette, California 94549

                             REQUIRED INFORMATION


     1.   Financial statements filed as a part of this annual report:
Report of Deloitte & Touche LLP, independent auditors, Audited Statements of Net Assets Available for Benefits, With Supplemental Information (Modified Cash Basis) as of December 31, 1999 and 1998, Audited Statement of Changes in Net Assets Available for Benefits, With Supplemental Information (Modified Cash Basis) for the Year Ended December 31, 1999, and Notes to Financial Statements for the Year Ended December 31, 1999.

     2. Exhibit filed as part of this annual report: Exhibit 23 - Consent of Deloitte and Touche LLP, independent auditors.


                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CENTRAL GARDEN & PET COMPANY
                                        INVESTMENT GROWTH PLAN

Date: June 28, 2000                     By:  /s/ Elaine Fabbri
                                            --------------------------
                                             Elaine Fabbri
                                             Director of Benefits
                                             and Compensation

Central Garden &

Pet Company

Investment Growth Plan

Financial Statements (Modified Cash Basis) as of December 31, 1999 and 1998 and for the Year Ended December 31, 1999, Supplemental
Schedules as of and for the Year Ended
December 31, 1999, and Independent Auditors'
Report

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS (MODIFIED CASH BASIS) AS OF DECEMBER 31, 1999
 AND 1998, AND FOR THE YEAR ENDED DECEMBER 31, 1999:

 Statements of Net Assets Available for Benefits                            2-3

 Statement of Changes in Net Assets Available for Benefits                    4

 Notes to Financial Statements                                              5-8


SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999:

 Schedule of Assets Held for Investment Purposes as of December 31, 1999      9

 Schedule of Reportable 5% Transactions for the                              10
    Year Ended December 31, 1999

INDEPENDENT AUDITORS' REPORT

Trustees and Participants
Central Garden & Pet Company
Investment Growth Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Central Garden & Pet Company Investment Growth Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 17, 2000

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 1999
-------------------------------------------------------------------------------

                                                 Central
                                                 Garden &
                                               Pet Company           Participant
                                                  Common              Directed         Participant
                                                Stock Fund           Investments          Loans             Total
ASSETS:
  Investments at fair value:
    Common stock                                $3,886,458                                                $ 3,886,458
    Mutual funds                                                      $ 7,316,175                           7,316,175
    Participant loans                                                                     $432,474            432,474
                                                ----------            -----------         --------        -----------

           Total investments                     3,886,458              7,316,175          432,474         11,635,107
                                                ----------            -----------         --------        -----------
  Receivables:
    Cash in transit                                                    12,507,879                          12,507,879
    Accrued income                                                         58,532                              58,532
                                                                      -----------                         -----------

           Total receivables                             -             12,566,411                -         12,566,411
                                                ----------            -----------         --------        -----------

           Total assets                          3,886,458             19,882,586          432,474         24,201,518
                                                ----------            -----------         --------        -----------
LIABILITIES:
  Administrative expenses payable                      (25)                  (155)                               (180)
                                                ----------            -----------                         -----------

           Total liabilities                           (25)                  (155)                               (180)
                                                ----------            -----------                         -----------

NET ASSETS AVAILABLE FOR BENEFITS               $3,886,433            $19,882,431         $432,474        $24,201,338
                                                ==========            ===========         ========        ===========

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                              Central
                                             Garden &
                                            Pet Company           Participant
                                              Common               Directed         Participant
                                            Stock Fund            Investments          Loans             Total

ASSETS:
  Investments at fair value:
    Mutual funds                                                     $17,042,526                         $17,042,526
    Common stock                               $5,030,128                                                  5,030,128
    Cash                                           24,509                                                     24,509
    Participant loans                                                                    $481,092            481,092
                                               ----------            -----------         --------        -----------

           Total investments                    5,054,637             17,042,526          481,092         22,578,255

  Receivables -
    Securities sold                                 3,804                  2,686                               6,490

  Cash                                             32,921                 13,017                              45,938
                                               ----------            -----------                         -----------

           Total assets                         5,091,362             17,058,229          481,092         22,630,683
                                               ----------            -----------         --------        -----------
LIABILITIES:
    Securities purchased                          (57,296)               (12,989)                            (70,285)
    Administrative expenses payable                                      (21,314)                            (21,314)
                                               ----------            -----------                         -----------

           Total liabilities                      (57,296)               (34,303)                            (91,599)
                                               ----------            -----------                         -----------

NET ASSETS AVAILABLE FOR BENEFITS              $5,034,066            $17,023,926         $481,092        $22,539,084
                                               ==========            ===========         ========        ===========

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                Central
                                               Garden &
                                              Pet Company          Participant
                                                Common              Directed         Participant
                                              Stock Fund           Investments          Loans               Total
ADDITIONS (DEDUCTIONS)
  TO NET ASSETS:
  Investment income:
  Net appreciation (depreciation) in
    fair value of investments                   $(1,476,026)         $ 1,768,591                            $   292,565
  Interest and dividend income                          825              459,255         $ 37,527               497,607
                                                -----------          -----------         --------           -----------

           Total investment income (loss)        (1,475,201)           2,227,846           37,527               790,172
                                                -----------          -----------         --------           -----------
CONTRIBUTIONS:
  Employer                                          425,180                                                     425,180
  Participants                                      532,095            2,158,059                              2,690,154
  Net interfund transfers                          (425,288)             401,206           24,082                     -
                                                -----------          -----------         --------           -----------

           Total contributions                      531,987            2,559,265           24,082             3,115,334
                                                -----------          -----------         --------           -----------

           Net additions (reductions)              (943,214)           4,787,111           61,609             3,905,506
                                                -----------          -----------         --------           -----------
DEDUCTIONS FROM NET ASSETS:
  Benefits paid to participants                     195,922            1,896,477          110,227             2,202,626
  Administrative expenses                             8,497               32,129                                 40,626
                                                -----------          -----------                            -----------

           Total deductions                         204,419            1,928,606          110,227             2,243,252
                                                -----------          -----------         --------           -----------

NET INCREASE (DECREASE)                          (1,147,633)           2,858,505          (48,618)            1,662,254

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                               5,034,066           17,023,926          481,092            22,539,084
                                                -----------          -----------         --------           -----------

  End of year                                   $ 3,886,433          $19,882,431         $432,474           $24,201,338
                                                ===========          ===========         ========           ===========

See notes to financial statements.

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

1. PLAN DESCRIPTION

   The following brief description of the Central Garden & Pet Company Investment Growth Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

   General - The Plan is a 401(k) plan sponsored by Central Garden & Pet Company (the "Company"). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year.

   Contributions - Participants of the Plan can elect to defer pretax contributions between 1% and 15% (up to a maximum of $10,000 in 1999) of compensation. The Company contributed 25% of the first 6% of compensation contributed by participants to the Plan for 1999 and 1998. The Plan provides that the Company's Board of Directors has the right to change or discontinue the matching contribution at any time, at its discretion. The 1999 Company matching contribution ($417,195) was contributed in 2000. Company contributions are made in Company Stock.

   Vesting - Participants are immediately vested in their voluntary contributions plus any associated earnings. Vesting in the Company contributed portion of participants' accounts, plus any earnings, is based on years of continuous service. A participant is 100% vested after five years of credited service.

   Participant Accounts - Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment income and/or losses, and the Company's contributions. Allocation of the Company's contributions is based on the participant's salary and length of service as discussed under Contributions.

   Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment options. Company contributions are made to the Company Stock Fund. The following are the available Plan choices and descriptions obtained from the investment prospectus (or Plan description for Common Stock Fund):

   Central Garden & Pet Company Common Stock Fund - The Fund invests in shares of common stock of the Company.

   Dreyfus S&P 500 Index Fund - The Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded stocks in the aggregate, as represented by the S&P 500.

   Dreyfus Appreciation Fund, Inc. - The Fund seeks long-term capital growth consistent with preservation of capital. This is a common stock fund investing in larger companies that have the potential to experience above average earnings growth.

   Dreyfus Core Bond Fund (formerly Dreyfus Strategic Income Fund) - The Fund seeks maximum current income by investing principally in a variety of income producing securities of both foreign and domestic companies. The fund invests primarily in a variety of debt securities as well as short-term money market instruments.

   Capital Preservation Fund - The Fund seeks a high level of current income and stability of principal. The fund portfolio primarily consists of guaranteed investment contracts ("GICs") and other stable value investments. The investments are fixed income investments intended to have stable principal value.

   Heartland Value Fund - The Fund seeks to achieve long-term capital appreciation by investing primarily in equity securities of small companies.

   Templeton Foreign Fund - The Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

   Crabbe Huson Real Estate Fund - The Fund seeks to provide shareholders capital appreciation and income. Fund portfolio consists primarily of equity securities, real estate investment trusts and other real estate industry companies in mortgage-backed securities.

   Participant Loans - Participant loans are available to active employees for up to 50% of an employee's account balance, with a minimum of $1,000 and a maximum of $50,000. Loan terms are a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed only one outstanding loan at a time. Loans are secured by the participant's account balance and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined quarterly by the Plan administrator.

   Distribution of Benefits - Upon termination of service due to death, disability or retirement, a participant can elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

   Forfeitures - Forfeitures are used to reduce future Company matching contributions paid in Company stock.

   Plan Termination - Although it has not expressed any intent to do so, the Company may completely discontinue its contributions and terminate the Plan at any time by resolution of its Board of Directors. In the event of Plan termination or complete discontinuance of Company contributions, the interests of all participants will become fully vested and will be distributed to each participant.

   Tax Status - The Plan obtained its latest determination letter on September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   Administrative Expenses - Administrative expenses associated with the Plan are paid for by the Company and the Plan.

   Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The accompanying financial statements have been prepared on the modified cash basis under which certain revenues are recognized when received, disbursements are recognized when made and contributions are recorded as received. Additionally, investments are reflected at fair value. Accordingly, the financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

   Investment Valuation and Income Recognition - Investments in mutual funds and common stock are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at the unpaid principal balance, which approximates fair value.

   Payment of Benefits - Benefits are recorded when paid.

   New Accounting Pronouncement - In 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. As a result, the Plan's financial statements do not include the by-fund disclosures.

3. INVESTMENTS

   Investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998, are separately identified in the following table:

                                                        1999           1998
Central Garden & Pet Company Common Stock Fund       $        -     $5,054,637 *
Dreyfus S&P 500 Index Fund                                    -      6,758,564
Dreyfus Appreciation Fund                                     -      3,447,147
Capital Preservation Fund                             7,313,212      5,931,737

   *Non participant-directed

4. PARTY-IN-INTEREST TRANSACTIONS

   The Plan's investments include Central Garden & Pet Company common stock and Dreyfus Investment Funds, representing party-in-interest transactions that qualify as exempt prohibited transactions.

5. SUBSEQUENT EVENT

   Effective January 1, 2000, the Board of Directors adopted an amended and restated Central Garden & Pet Investment Growth Plan (the "Plan"). Such amendment included the adoption of the Plan by other subsidiaries of the Company and the merger of plans of other subsidiaries into the Plan, at the discretion of management. As of March 1, 2000, the subsidiary Wellmark International, Inc., became a sponsoring employer of the Plan, and the Wellmark International, Inc. Investment Growth Plan was merged into the Plan effective the same date.

   In conjunction with the amendment and restatement, the Board of Directors further approved the appointment of Fleet National Bank as successor trustee of the Plan, replacing the current year trustee, Dreyfus Trust Company; and the appointment of Aetna Financial Services as successor recordkeeper of the Plan, replacing the current year recordkeeper, Dreyfus Retirement Services. Trustee and recordkeeper changes were also adopted effective January 1, 2000.

                                     ******

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                            Number of
                                                                            Shares or                       Fair
Identity                                             Description            Par Value         Cost         Value
Central Pet & Garden Stock Fund**                                            374,598.361   $ 3,886,458   $ 3,886,458

Dreyfus Investment Funds*
  Core Bond Fund                              Mutual Fund                        121.786         1,792         1,737
  LaSalle Capital Preservation Fund           Mutual Fund                  7,313,212.000     7,313,212     7,313,212
  Variable Rate Liquid Asset Fund             Liquidity Fund                   1,226.000         1,226         1,226

Participation Loans*                          Interest rates from 7%-10%     432,474.230       432,474       432,474
                                                                                           -----------   -----------

Total Investments                                                                          $11,635,162   $11,635,107
                                                                                           ===========   ===========

 *Party-in-interest, as defined by ERISA.
**Non participant-directed

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE OF REPORTABLE 5% TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                               Number of       Purchase     Selling      Current           Net
Identity                                     Description      Transactions       Price       Price        Value        Gain (Loss)
Purchases:
  Central Garden & Pet Company
    Stock Fund**                            Company stock               87     $1,525,028  $        -   $1,525,028  $        -
  Dreyfus S&P 500 Index Fund*               Mutual fund                 90      1,749,237           -    1,749,237           -
  Dreyfus Appreciation Fund*                Mutual fund                 78        994,926           -      994,926           -
  Heartland Value Fund                      Mutual fund                 40        292,217           -      292,217           -
  La Salle Capital Preservation Fund*       Mutual fund                 57      2,341,779           -    2,341,779           -
  TBC Inc. Pooled Employee Fund*            Liquidity fund             103      1,377,829           -    1,377,829           -

Sales:
  Central Garden & Pet Company
    Stock Fund**                            Company stock              107      2,102,750   1,483,781            -    (618,969)
  Dreyfus S&P 500 Index Fund*               Mutual fund                 62      6,743,602   9,847,704            -   3,104,102
  Dreyfus Appreciation Fund*                Mutual fund                 62      3,783,396   4,774,832            -     991,436
  Heartland Value Fund                      Mutual fund                 53        841,861     837,222            -      (4,639)
  La Salle Capital Preservation Fund*       Mutual fund                 83      1,319,111   1,319,111            -           -
  TBC Inc. Pooled Employee Fund*            Liquidity fund              79      1,402,319   1,402,319            -           -

 *Party-in-interest, as defined by ERISA.
**Non participant-directed